As filed with the Securities and Exchange Commission on June 28, 2000

                                 FORM 11-K
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON D.C. 20549
                               ANNUAL REPORT

                           PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

             (X) Annual report pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                      Commission file number 000-8664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Circle International Group Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Circle International Group, Inc.
                              260 Townsend Street
                            San Francisco, CA 94107


                                 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     CIRCLE INTERNATIONAL
                                     GROUP, INC.

June 19, 2000                        By  /s/ Rae Fawcett
                                         --------------------
                                         Rae Fawcett

                                   Page 1 of 14
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                            CIRCLE INTERNATIONAL GROUP
                                   SAVINGS PLAN

                               FINANCIAL STATEMENTS

                            DECEMBER 31, 1999 AND 1998

                            CIRCLE INTERNATIONAL GROUP
                                   SAVINGS PLAN

                             Financial Statements and
                               Supplemental Schedule

                     Years ended December 31, 1999 and 1998
                     --------------------------------------

                                Table of Contents

Independent Accountants' Report..............................................1

Financial Statements:

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits ..................3

Notes to Financial Statements................................................4

Supplemental Schedule as of and for the year ended
   December 31, 1999........................................................10

Schedule of Assets Held for Investment Purposes

To the Participants and
Plan Administrator of the
Circle International Group
Savings Plan

                          INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the financial statements and supplemental schedule of the Circle International Group Savings Plan (the Plan) as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management.

     The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        By:/s/Mohler, Nixon & Williams
                                             --------------------------
                                              MOHLER, NIXON & WILLIAMS
                                              Accountancy Corporation
Campbell, California
June 9, 2000

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                  CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-85807, No. 333-64147 and No. 000-08664) of
Circle International Group, Inc. of our report dated June 9, 2000, with respect to the financial statements and schedule of the Circle International Group Savings Plan included in this Annual Report Form 11-K.



                                        By:/s/Mohler, Nixon & Williams
                                             --------------------------
                                             MOHLER, NIXON & WILLIAMS
                                             Accountancy Corporation

Campbell, California
June 19, 2000

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                            CIRCLE INTERNATIONAL GROUP
                                   SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                   December 31,
                                 ---------------------------------------------
                                           1999                      1998
                                 --------------------      -------------------

Cash                                        $17,725                 $404,439
Investments, at fair value               39,385,562               33,334,037
                                 --------------------      -------------------

  Assets held for investment             39,403,287               33,738,476
     purposes

Participants' contributions                 172,997                  164,597
     receivable
Employer's contribution                      51,804                   50,094
     receivable
                                 --------------------      -------------------

  Net assets available for              $39,628,088              $33,953,167
     benefits
                                 ====================      ===================



                    See independent accountants' report and
                  accompanying notes to financial statements.

                           CIRCLE INTERNATIONAL GROUP
                                   SAVINGS PLAN

             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    For the years ended
                                                         December 31,
                                                  1999               1998
Additions to net assets attributed to:
    Investment income:
       Dividends and interest                 $3,456,700           $1,964,141
       Net realized and unrealized
         appreciation in fair value of
         investments                           1,349,454            2,693,749
                                             --------------      -------------
                                               4,806,154            4,657,890
   Contributions:
      Participants'                            4,296,070            2,962,617
      Employer's                               1,329,571              996,025
      Transfers into the Plan                                       2,619,842
                                             --------------      -------------
                                               5,625,641            6,578,484
                                             --------------      -------------
         Total additions                      10,431,795           11,236,374

Deductions from net assets attributed to:
      Withdrawals and distributions            4,744,061            3,235,156
      Administrative expenses                     12,813                9,306
                                             --------------      -------------
         Total deductions                      4,756,874            3,244,462
                                             --------------      -------------
        Net increase                           5,674,921            7,991,912
        Net assets available for benefits:
          Beginning of year                   33,953,167           25,961,255
                                             --------------      -------------
          End of year                        $39,628,088          $33,953,167
                                        ====================    ===============



                       See independent accountants' report and
                     accompanying notes to financial statements.

                            CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                            December 31, 1999 and 1998

Note 1 - The Plan and its significant accounting policies:

     The following description of the Circle International Group Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1973 by Circle International Group, Inc. (the Company) to provide benefits to eligible employees. The Plan covers all full-time employees of the Company and its affiliated companies: Circle International, Inc., J R Michels, Inc., Alrod International and Circle Trade Services Ltd. (collectively referred to as the Company).

     During 1998, the Company purchased Alrod International and approximately $2,620,000 was transferred into the Plan. Effective October 1, 1998, Alrod International employees were eligible to participate in the Plan.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Merrill Lynch Trust Company (Merrill Lynch), to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company and investment fees are paid by the Plan.

Basis of accounting -

     The financial statements of the Plan are prepared on the accrual method of accounting. Participant and Company matching contributions are recorded in the period during which the Company withholds payroll deductions from participant's earnings. Benefits are recorded when paid.

Investments -

     Investments of the Plan are held by Merrill Lynch and invested in mutual and money market funds and the common stock of Circle International Group, Inc. based solely upon instructions received from participants. Plan assets are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.


Cash and cash equivalents -

     All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.


Income taxes -

     The Plan has been amended since receiving its favorable determination letter dated August 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and that the Trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications -

     Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New accounting pronouncement -

     In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

Note 2 - Related party transactions:

     Certain Plan investments in mutual funds and common stocks are managed by the Plan custodian Merrill Lynch Trust Company. These transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 3 - Participation and benefits:

Employee contributions -

     Participants may elect to have the Company contribute a percentage, up to 15% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations, with the exception of highly compensated employees who are limited to 10% of pre-tax compensation. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 50% of each participant's contribution up to a maximum of 6% of the participants eligible gross income. The Company's actual contribution is reduced by certain available forfeitures, if any, during the Plan year. Additional elective contributions may be made by the Company. No additional elective contributions were made by the Company during the years ended December 31, 1999 and 1998.

Participant accounts -

    Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions.

Payment of benefits -

    Upon termination the participant or beneficiary will receive benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. Effective 1998, the Plan is allowed to automatically make lump-sum distributions to terminated participants for vested account balances of less than $5,000.

Loans to participants -

    The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 1999 carry interest rates, which range from 9% to 10%.

Vesting -

    Participants are immediately vested in their salary deferral, rollover contributions and related earnings. Participants vest ratably and are fully vested in the employer's profit sharing and matching contributions allocated to their account after four years of credited service.

Note 4 - Party in interest transactions:

     As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1999 and 1998 was as follows:

     Date       Number of shares           Fair value            Cost

     1999          290,073                 $3,277,032         $3,514,455
     1998          223,835                 $2,898,665         $3,286,563

Note 5 - Plan obligations:

     Included in net assets available for benefits at December 31, 1999 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year-end, but not yet paid, of approximately $297,000.

Note 6 - Investments:

     The following table includes the fair values of net assets and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                               1999                     1998
    Circle International Group
      Stock                                $ 3,277,032              $ 2,898,665
      Money Market Fund                      5,101,452                4,833,061
      S & P 500 Index Fund                  16,801,361               12,566,863
      3-Way Asset Allocation Fund            8,281,086                7,369,749
      Income Accumulation Fund                  69,339                   65,453
      Bond Index Fund                        1,636,232                      953
      International Equity Fund              2,772,685                1,999,670
      U.S. Treasury Allocation Fund                 45                2,360,060
      Cash                                      17,725                  404,439
      Participant loans                      1,446,330                1,239,563
                                           -----------              -----------
      Total assets held for investment
          purposes                        $ 39,403,287             $ 33,738,476
                                          ============             ============

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   Years ended December 31,
                                                  1999                 1998

Common Stock                                 $  408,123           ($ 471,615)
Mutual Funds                                    941,331            3,165,364
                                             ----------           -----------
                                             $1,349,454           $2,693,749
                                             ==========           ===========

Note 6 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

                             CIRCLE INTERNATIONAL GROUP
                                     SAVINGS PLAN



                                SUPPLEMENTAL SCHEDULE
                                  DECEMBER 31, 1999

                       CIRCLE INTERNATIONAL GROUP               BIN#:94-1740320
                              SAVINGS PLAN                      PLAN#:001

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                   December 31, 1999

                                   Description of investment
        Identity of issue,         including maturity date,
        borrower, lessor,          rate of interest, collateral,       Current
        or similar party           par or maturity value                Value
-----   -----------------------   --------------------------------     --------

  *      Circle International     Circle Intl Group Stock Fund      $ 3,277,032
  *      Merrill Lynch            Money Market Fund                   5,101,452
  *      Merrill Lynch            S&P 500 Index Fund                 16,801,361
  *      Merrill Lynch            3-Way Asset Allocation Fund         8,281,086
  *      Merrill Lynch            Income Accumulation Fund               69,339
  *      Merrill Lynch            Bond Index Fund                     1,636,232
  *      Merrill Lynch            International Equity Fund           2,772,685
  *      Merrill Lynch            U.S. Treasury Allocation Fund              45
  *      Merrill Lynch            Cash                                   17,725
  *      Participant Loans        9% - 10%                            1,446,330
                                                                 --------------
         Total assets held for investment                           $39,403,287
                                                                 ==============
  *     Parties-in-interest